

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2023

Alan M. Brown
President, CEO, CFO, and Director
TOMBSTONE EXPLORATION CORP
6529 E. Friess Drive
Scottsdale, AZ 85254

Re: Tombstone Exploration Corporation
    Form 20-F for the fiscal year ended December 31, 2021
    Filed June 29, 2022
    File No. 000-29922

Dear Alan M. Brown:

We have reviewed your January 31, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2023 letter.

Amendment No. 1 to Form 20-F for the Year Ended December 31, 2021

The Bonanza Project, page 12

1. We note your response to prior comment 6 and that you continue to disclose at page 12 that "extensive exploration of the property has revealed significant gold and silver reserves, as previously described in the April 15, 2020 press release." In order to avoid confusion about the establishment of reserves under SK-1300, please revise your disclosures to eliminate any reference in your filing that indicates that you have reserves on your properties.

Please direct any questions to George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Craig Arakawa at at 202-551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation